December 7, 2015

Via Edgar

Jennifer Monick
Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3295

Re:	Ashford Hospitality Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Comment Letter Dated December 2, 2015
File No. 1-31775

Dear Ms. Monick:
Ashford Hospitality Trust, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission dated December 2, 2015. On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.
Form 8-K filed August 6, 2015

Exhibit 99.1

1.
We note your response to our prior comment one and your proposed disclosure. To the extent you disclose an implied share price in future press releases, please also quantitatively disclose the key assumptions used in determining the implied share price. For example, please consider disclosing the second table you provided in response to comment six from our letter dated September 29, 2015. Further, please reconcile TTM Hotel NOI to the most directly comparable GAAP measure.

Response:
We acknowledge the Staff’s comment and to the extent we disclose an implied share price in future press releases, we will quantitatively disclose the key assumptions used in determining the implied share price. We will include a table similar to the table included in our response to comment six from your letter dated September 29, 2015. We will also reconcile TTM Hotel NOI to the most directly comparable GAAP measure.

Ms. Jennifer Monick
Securities and Exchange Commission
December 7, 2015

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

cc:     Via Email
George Vlahakos, Esq.
Andrews Kurth LLP

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